UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number 001-38079

UROGEN PHARMA LTD.

(Translation of registrant’s name into English)

9 Ha’Ta’asiya Street

Ra’anana 4365007, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Appointment of Cynthia Butitta to the Board

On November 2, 2017, UroGen Pharma Ltd. (the “Company” or the “Registrant”) announced that on October 27, 2017, the Board of Directors (the “Board”) of the Company determined to fill a vacancy on the Board, and to appoint, effective as of October 31, 2017, Ms. Cynthia Butitta to serve as a director of the Company. Effective as of October 31, 2017, Ms. Butitta was also appointed as a member of the Board’s Compensation, Nominating and Corporate Governance Committee (the “Committee”). A copy of the Company’s press release with this announcement is attached to this Report on Form 6-K as Exhibit 99.1 and is incorporated herein by reference.

Ms. Butitta has served as Chief Operating Officer of Kite Pharma, Inc., a biopharmaceutical company engaged in the development of innovative cancer immunotherapies, since March 2014 and will continue in that role through December 2017 following the acquisition of Kite Pharma by Gilead Sciences, Inc. Ms. Butitta also served as Chief Financial Officer of Kite Pharma from January 2014 to April 2016. From May 2011 to December 2012, she was Senior Vice President and Chief Financial Officer at NextWave Pharmaceuticals, Inc., a specialty pharmaceutical company. Previously, Ms. Butitta served as Chief Operating Officer and Chief Financial Officer of Telik Inc., a public biotechnology company focused on the development of small molecule drugs for the treatment of cancer, and as Vice President of Finance and Administration and Chief Financial Officer for Connetics, Inc., a public biotechnology company. Ms. Butitta received her B.S. degree with honors in Business and Accounting from Edgewood College in Madison, Wisconsin, and an M.B.A. degree in Finance from the University of Wisconsin, Madison].

In connection with Ms. Butitta’s appointment to the Board, Ms. Butitta entered into the Company’s standard form of Officer Indemnity and Exculpation Agreement, a copy of which was filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-217201) filed with the Securities and Exchange Commission on April 7, 2017. The Board determined that Ms. Butitta meets the applicable independence requirements of the Securities Exchange Act of 1934, as amended, and The NASDAQ Stock Market LLC (“NASDAQ”), and meets the standards of the listing requirements of NASDAQ for membership on the Committee. The appointment of Ms. Butitta by the Board was in accordance with Article 15.5 of the Company’s Articles of Association, and Ms. Butitta was appointed to serve as a director of the Company until the next annual shareholders’ meeting.

Exhibits

99.1	Press Release, dated November 2, 2017: UroGen Appoints Former Kite Pharma Chief Operating Officer Cynthia M. Butitta to its Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UROGEN PHARMA LTD.

November 2, 2017	By:	/s/ Gary S. Titus
Gary S. Titus
Chief Financial Officer